Fisher Wallace Laboratories, Inc.

A Delaware Corporation



Annual Report

For Fiscal Year Ending

December 31, 2025

630 Flushing Avenue
Box 104
Brooklyn, NY 11206

www.fisherwallace.com

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Business Summary



 Image of OAK® above is computer generated from the device's CAD files

Fisher Wallace Laboratories, Inc. ("FWL," "Fisher Wallace," or the "Company") develops and manufactures wearable transcranial alternating current stimulation ("tACS") technology, also known as Cranial Electrotherapy Stimulation ("CES"), for the treatment of neuropsychiatric and cognitive disorders, as well as for human performance.

In April 2023, following sweeping changes to how the CES category is regulated in the US and Europe, the company ceased marketing its Version 1.0 technology and now focuses on developing and commercializing its Version 2.0 technology, called OAK®. *See Risk Factors – "As a result of government regulation, we have ceased commercially distributing our Version 1.0 device in the United States and will only commercially distribute our Version 2.0 device if and when it is granted approval or clearance by the FDA. The inability to commercially distribute our Version 1.0 device has and will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets."*

Fisher Wallace's technology has been scientifically validated to be effective and safe for the treatment of mood and sleep disorders.

Fisher Wallace competes with standards of care by offering a solution that is easy to self-administer by a patient at home, rapidly effective, cost-effective, and free of serious side effects. Potential sales channels include the US government, private employers, and telemedicine-powered e-commerce platforms. In Q4 2025, the US Department of Veterans Affairs approved conducting a feasibility study with the company's technology and began enrolling participants in January, 2026.

FWL's Version 2.0 technology has been validated in multiple clinical trials, real world evidence, and was developed in collaboration with designers and engineers that developed products for Beats and Nest. The Company's Version 1.0 proof-of-concept technology was prescribed to tens of thousands of patients.

In April 2026, the Company submitted an FDA clearance application for its Version 2.0 technology for the treatment of anxiety. A clearance decision is expected in Q3 2026. The company plans to submit an FDA Premarket approval application for the treatment of depression before the end of 2026, and an FDA clearance application for the treatment of insomnia in early 2027.

The Company will not be able to generate significant revenue unless it is granted at least one marketing clearance for its Version 2.0 technology by the FDA.

See Risk Factors – "We are seeking FDA approval and clearance for our Version 2.0 Device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States."

Intellectual Property

We have filed utility and design patent applications to protect the OAK® hardware, as well as trademark applications to protect the brand. We have been granted the design patent by the USPTO and are awaiting the conclusion of the USPTO review of the utility patent, expected before the end of 2026. The utility patent we seek may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We do not consider patent and trademark protection as the only barriers to competition, as significant regulatory approval requirements are also barriers to any competition. We may seek additional intellectual property protection in the course of our development of new products and subsequent versions of our products. We currently own trademarks for our brands, including OAK®, and their respective domain names.

Clinical Trial Results

Electrical Field Model (pending publication)

Finite-element modeling at Harvard/MGH demonstrated that the FW-200 generates clinically relevant electric field strengths in critical limbic-cortical and subcortical targets, including but not limited to the anterior cingulate cortex, insula, mPFC, amygdala, hippocampus, and thalamus. This provides direct mechanistic evidence of safe, targeted engagement of neural circuits regulating mood, sleep, and cognition. The model confirms focal yet distributed stimulation patterns with peak fields at hemispheric surfaces decaying appropriately into deeper structures, supporting both efficacy and safety for non-invasive use.

Anxiety, Stress and Resilience in First Responders (pending publication)

In a randomized, waitlist-controlled trial of 164 first responders, immediate active treatment with the Fisher Wallace Stimulator (FW-200) produced significant anxiety reduction at two weeks. Benefits converged after both groups received stimulation and remained durable through eight weeks of use, with only mild, self-limiting side effects and no serious adverse events.

Acute Treatment of Major Depressive Disorder - Randomized Controlled Trial (Published June 2024)

Females in the active arm achieved a significantly greater improvement in depression versus sham at Week 1 (p<0.001) and a 73.9% responder rate by Week 4, with excellent blinding maintained (James Blinding Index 0.718). 87.6% of subjects receiving active treatment experienced at least an 18% improvement from baseline by endpoint. The smaller effect in males was attributable to higher body-mass-related electrical resistance requiring slightly higher electrical dose, which is intended to be validated in an upcoming study at MGH.

Depression in Patients with Bipolar II Disorder - Pilot Study (published)

In a randomized, double-blind, sham-controlled pilot study of 16 outpatients with Bipolar II depression, conducted at Beth Israel Medical Center (now Mount Sinai Beth Israel) two weeks of of once-daily 20-minute stimulation produced a 13.01-point BDI reduction in the active group versus 3.76 points in sham (p=0.016). Active treatment also improved clinician-rated illness severity with no evidence of mood switching to mania or hypomania and was well-tolerated.

Chronic Insomnia

In a randomized, sham-controlled remote trial that utilized Fitbit Charge 4 sleep trackers for objective measurement, the FW-200 produced a significant 42.4-minute between-group improvement in total sleep time by Week 4 (p=0.031) in the subset of participants with complete sleep data (n=46).

PTSD (Ukraine, Real World Evidence)

In a large comparative study of 486 adult patients with acute stress-related disorders, adjunctive use of the FW-200 (n=296) versus standard care alone (n=190) markedly accelerated recovery across multiple Ukrainian medical centers during the Ukraine-Russia War. Sleep-wake cycle normalization occurred in 89.3% of the device group versus 31.5% with standard care alone; Levin Sleep Scale results were similarly superior (75.1% vs. 34.6%), with broad improvements in anxiety and depression.

Parkinson's Disease Pilot Study (published)

In a pilot study of 10 Stage 3 Hoehn and Yahr Parkinson's patients with freezing of gait, led by Gad Alon, PhD, at the University of Maryland, a single 20-minute session produced immediate, statistically significant motor improvements: stride length increased by 9.1 cm and gait velocity rose by 0.085 m/s. Dynamic stability also improved significantly (fewer steps required to recover balance after backward perturbation, p=0.046).

Substance Use Rehabilitation

In a retrospective chart review of 392 adults in residential substance-use treatment, 99 patients (25%) who used the Fisher Wallace device for approximately three weeks showed markedly higher retention: 76.0% remained in treatment at 90 days versus 51.7% without the device (47% relative improvement). Device use was associated with a 60% reduction in dropout risk (Cox model, p=0.003), with 64.6% still in treatment at an average of 149 days versus 44.4% in the non-device group.

Employees

After ceasing to commercially distribute our Version 1.0 device, we streamlined operations to focus on research and development, as well as regulatory affairs, with a full-time CEO who leads a team of part-time customer service and finance employees, consultants, advisors, and freelancers, allowing the company to maintain minimal fixed overhead during its development phase, until it approaches commercial distribution of its Version 2.0 technology. In addition to various consultants, we currently have three full time employees and, at times, one or two part-time employees.

Property

Our corporate headquarters is located at 630 Flushing Avenue, Brooklyn – Box 104, New York, where we currently lease 1,694 square feet of office space under an amended 1-year lease for $ 6,732.77 per month, which ends on January 1, 2027.

Competitors and Industry

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Legal Proceedings

We are currently engaged in disputes with several prior vendors that we believe have not fulfilled their commitments or acted fraudulently, and, if not resolved, one or more of these disputes may lead to litigation or arbitration proceedings.

Since 2022, the Company has disputed $1,223,030 in digital advertising invoices from a vendor, with the Company citing material misrepresentations in the digital campaigns' performances. The Company and vendor have sought a reasonable settlement, though no such agreement has been reached. The vendor has not pursued legal action to date, but the Company remains prepared to defend itself and assert counterclaims if proceedings are initiated.

The Company received a demand letter in February 2025 for $332,462.50 plus $23,549.43 in accrued interest related to studies that were ultimately not conducted. The terms of the agreement required the return of any funds given for studies that were not ultimately conducted. We intend to contest the invoice entirely if the provider takes legal action; however, we will negotiate a reasonable settlement if necessary. If a proceeding is commenced, we intend to vigorously defend ourselves. There has been no communications between the parties since April 2025.

RISK FACTORS

An investment into the Company involves risk. In evaluating us, careful consideration should be given to the following risk factors, in addition to the other information included in this Report. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in the Company. The following is a summary of the risk factors that we currently believe make an investment in the Company speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

As a result of government regulation, we have ceased commercially distributing our Version 1.0 device in the United States and will only commercially distribute our Version 2.0 device if and when it is granted approval or clearance by the FDA. The inability to commercially distribute our Version 1.0 device has and will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets.

The Fisher Wallace Stimulator Version 1.0 was a variable output Cranial Electrotherapy Stimulation ("**CES**") device that was legally marketed in the United States using 510(k) clearances issued by the United States Food & Drug Administration (the "**FDA**") for the treatment of depression, anxiety and insomnia. In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia, but permitted established manufacturers to continue marketing products under the 510(k) for an extended period of time. As a result, in April 2023, we ceased marketing our Version 1.0 device. Our inability to continue marketing our Version 1.0 device resulted in a significant reduction of revenue, and shall continue to do so until and unless we obtain approval or clearance for our Version 2.0 device, or obtain approval and clearance for our Version 2.0 in other markets, including in Europe and the UK through the CE Mark and UKCA Mark pathways, and successfully commercialize the product.

We are seeking FDA approval and clearance for our Version 2.0 device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States.

We have conducted multiple clinical trials with our Version 2.0 device and are actively pursuing regulatory approval. Failure to obtain regulatory approval for our Version 2.0 technology will prohibit our ability to generate significant revenue. We intend to apply regulatory approval for our Version 2.0 technology in multiple markets, including in Europe and the US.

Our failure to comply with government regulations could adversely affect our business.

Our ability to market and sell our products is dependent on our compliance with governmental regulations such as FDA regulations, Federal Trade Commission regulations and health and safety codes, both domestically and abroad. While we believe we operate in substantial compliance with these laws, they are complex and subject to change. Our failure to comply with any of these laws could result in required changes in the design of the products, the manner in which we market our products, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of our products, any of which could adversely affect our business, operations and our reputation.

A new version of our Fisher Wallace Stimulator is in development and will require additional capital to be commercialized.

If we do not have sufficient capital, or for other reasons, are unable to complete the development of or commercialize our Version 2.0 technology, it could have a material and adverse effect on our future operations. Even if we complete its commercial development, it may fail to gain market acceptance for any number of reasons, which could materially and adversely impact the value of your investment.

Our new product could fail to achieve the sales projections we expect.

Our growth projections are based on an assumption that our new products will gain traction in the marketplace at a faster rate than our previous products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured our Version 2.0 device for research purposes. Delays or cost overruns in the development of the commercial version of our Version 2.0 device and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We received reports of a number of our variable output devices overheating when batteries were installed into the device incorrectly (i.e., backwards). We have no evidence of a risk of fire. We informed customers of the issue and determined that a removal action was not necessary. If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.

We discovered that the Version 1.0 variable output devices produced by our previous contract manufacturer did not have reverse current protection despite such protection being present in the spec, and that this lack could cause the two AA batteries to become warm or hot if accidentally installed incorrectly (backwards). A third party engineering firm concluded that there is no risk of fire. We alerted all customers who received these devices of the potential overheating risk, and cautioned them to not put the batteries in backwards. We also terminated the contract manufacturer. It is possible that products produced in the future may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix all defects in future products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We face significant market competition.

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have debt obligations and credit lines.

We have various credit lines and may have to seek additional loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement or note could have a material adverse effect on our business, results of operations or financial condition.

Certain legal claims have been threatened against us which could result in lawsuits.

We have various disputes with former vendors that could result in litigation, arbitration, or collection lawsuits, which we are attempting to resolve. *See "The Company and Its Business – Legal Proceedings*." We are attempting to settle a dispute with respect to $1,223,030 in digital advertising invoices from a vendor that we believe grossly misrepresented the performance of its advertising, and are in settlement discussions. If we are unable to settle this matter, the vendor could engage us in litigation or arbitration. We are also disputing a demand for $332,462.50 plus accrued interest of $23,549.43 for clinical studies that were ultimately not conducted. If we are unable to settle this matter, a lawsuit could be filed against us, and we intend to vigorously defend ourselves.

In addition, from time to time, we may receive other claims and become subject to lawsuits involving, breach of contract, employment, copyright infringement and other matters related to the conduct and operation of our business. Such litigation, and any future litigation, whether as plaintiff or defendant, may be costly and time consuming and could divert management and key personnel from our regular business operations. An unfavorable resolution of any such matter could have a material adverse effect on our business.

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.

Our auditor has issued a "going concern" opinion on our financial statements because of our recurring losses from operations and net capital deficiency has raised substantial doubt about our ability to continue as a going concern.

Our intellectual property could be unenforceable or ineffective.

We have filed patent applications covering the therapeutic output and industrial design of our Version 2.0 device; however, a patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology ("**IT**") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, quality management, regulatory affairs, product development, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our third-party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition and operating results.

Manufacturing and selling our products internationally may present risks.

Certain components of our products are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

No public trading market currently exists for our Class B Shares.

There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

Holders of Series Seed Preferred have liquidation and dividend preferences.

The Series Seed Preferred has liquidation and dividend preferences. We may not pay any dividends on shares of Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred first or simultaneously receive a dividend equal to the dividend they would receive if the Series Seed Preferred were converted into shares of Common Stock. If we are dissolved, liquidated, wind down, or engage in a merger, reorganization or sale of substantially all of our assets, and there are assets available for distribution, the holders of Series Seed Preferred are entitled to receive $2.6774 per share, prior to any payment to the holders of Common Stock, and if our assets are insufficient to fully pay the liquidation preference, all remaining assets shall be distributed to the holders of Series Seed Preferred. There are currently 933,727 outstanding shares of Series Seed Preferred. As a result, assuming no other shares of Preferred Stock were issued, upon a liquidation, dissolution or winding up, the holders of Series Seed Preferred would receive $2,500,000 prior to any distribution of assets to the Common Stockholders.

Holders of Series Seed Preferred have anti-dilution protection.

Pursuant to our Amended and Restated Certificate of Incorporation, as amended, the holders of Series Seed Preferred have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price of the Series Seed Preferred, or $2.6774 per share.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Holders of our Class B Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

Our valuation has been established internally and is difficult to assess.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Class B Non-voting Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

Uncertain Risk.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's offering(s). The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that we will be able to produce the product at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation of the Company was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2025 (the "**2025 Annual Period**"), and the twelve-month period ended December 31, 2024 (the "**2024 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report..

Overview

We were formed as a Delaware corporation on August 23, 2019, and our headquarters are in New York, New York. Our predecessor-in-interest, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in September 2019.

Results of Operation

Sales

We ceased commercializing our Version 1.0 technology in April 2023. For the 2025 Annual Period our net sales were $34,261 compared to $47,412 for the 2024 Annual Period.

Cost of Goods Sold

For the 2025 Annual Period, our cost of goods sold was $5,049 compared to $3,012 for the 2024 Annual Period.

Gross Profit

For the 2025 Annual Period, our gross profit before operating expenses was $29,212 compared to a gross profit of $44,400 for the 2024 Annual Period.

Operating Expenses

Our operating expenses consist of advertising marketing and sales expenses, general and administrative expenses and research and development expenses. For the 2025 Annual Period, our operating expenses were $1,342,604, including $18,009 for advertising, marketing and sales, $1,047,875 for general and administrative and $276,720 for research and development.

For the 2024 Annual Period, our operating expenses were $1,451,019, including $30,705 for advertising, marketing and sales, $1,141,608 for general and administrative and $278,706 for research and development. On April 6, 2023, our FDA marketing clearance for our older, variable output device for the treatment of depression expired.

Loss From Operations

Our loss from operations was $1,313,392 for the 2025 Annual Period, compared to $1,406,619 for the 2024 Annual Period.

Other Expenses

Other Expenses for the 2025 Annual Period were $134,146, including $28,650 in interest expense related to our various credit lines, and $105,496 in expense related to settlements of disputes and previous year payables. Other Expenses for the 2024 Annual Period were $173,282, including $96,693 in interest expenses related to our various credit lines, and $76,589 in expenses related to settlements of disputes and previous year payables.

Net Loss

Our net loss for the 2025 Annual Period was $1,447,538, compared to a net loss of $1,579,900, for the 2024 Annual Period. The significant losses are primarily due to our halting sales and related operating expenses, while we concentrate on development of the next version of our device and on completion of clinical trials.

Liquidity and Capital Resources

Since our inception we have raised over $10 million through various securities offerings, which we have used for demand generation, research, product development, regulatory affairs, manufacturing, and operations. As of December 31, 2025, we had $48,142 in cash and cash equivalents, compared to $41,626 as of December 31, 2024.

We will incur significant additional costs in finalizing the development of our new Version 2.0 device, including, expenses in completing clinical trials and FDA approvals, in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from various securities offerings, future fundraising campaigns, and additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and marketing, which could harm our business, financial condition and operating results. Accordingly, our independent auditor's report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

We have an American Express credit card, which accrues interest on outstanding balances of 9% per annum. As of December 31, 2025, we had $48,843.59 outstanding under our American Express card. As of March 31, 2026, we had $26,303.48 outstanding under our American Express card.

We have a Chase credit card, which accrues interest on outstanding balances of 21.24% per annum. As of December 31, 2025, we had $99,354.78 outstanding under this card. As of March 31, 2026, we had an outstanding balance of $96,071.50.

We also have an advance against revenue from Shopify Capital, which had a balance due on December 31, 2025 of $423,797 and which is collected daily as a 17% deduction from our sales revenue.

We previously had an outstanding loan to Charles A. Fisher, our chairman, chief financial officer and secretary, in the principal amount of $576,525, plus interest. The promissory note for this outstanding loan was converted to equity on March 31, 2025.

We also previously had two convertible promissory notes with Simon Webster in the aggregate principal amount of $175,000 – plus arrangement fees of $45,000 – and $220,000 in total. The convertible notes were converted to equity on March 31, 2025.

On March 12, 2025, through a Regulation CF offering, the Company raised $196,439 (not including the 3.5% investor processing fees that totaled $6,875.37). Investors executed convertible notes with the Company, which would convert to Class B Common Stock upon the occurrence of a future qualified financing. The notes accrue ten percent (10%) interest per annum and would convert with a twenty percent (20%) discount based on the pricing of the future qualified financing.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Term of Office
Kelly Roman	Chief Executive Officer and Director	August 2019 – Present
Charles A. Fisher	Chief Financial Officer, and Director	August 2019 – Present

There are no arrangements or understandings between executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Kelly Roman, has served as our chief executive officer and director since our inception in August 2019. As Chief Executive Officer, Mr. Roman is responsible for our strategy and execution, with a focus on advertising, email marketing, content, product development, regulatory affairs, and clinical trial strategy. Between July 2009 and August 2019, Mr. Roman served as the Chief Executive Officer of our predecessor organization, Fisher Wallace Laboratories, LLC, a New York limited liability company. Mr. Roman graduated from Harvard College, and served as an award-winning executive in the digital advertising (Nielsen) and SaaS industries (Oddcast).

Charles A. Fisher, has served as our Chairman, Chief Financial Officer and Secretary since our inception in August 2019. Mr. Fisher has served as the manager and Chief Financial Officer of our predecessor organization, Fisher Wallace Laboratories, LLC, a New York limited liability company. Mr. Fisher is a graduate of Harvard College, and an entrepreneur with extensive career experience in building consumer products companies.

Compensation

Name	Position	Age	Term of Office	Approximate Hours per Week
Kelly Roman	CEO and Director	52	August 2019 – Present	NA
Charles Fisher	CFO and Director	69	August 2019 – Present	NA

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding voting securities as of December 31, 2025, by each person whom we know that owned, beneficially, more than 20% of the outstanding voting securities.

Holder	Number and Class of Securities	Percentage
Charles A. Fisher	3,285,651 Class A Shares	54.12%
Kelly Roman	1,335,999 Class A Shares	22.07%

RELATED PARTY TRANSACTIONS

During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer, secretary, and holder of over 20% of our voting securities, extended loans to Fisher-Wallace Laboratories, LLC, in the aggregate amount of $576,525. Pursuant to an Asset Purchase Agreement entered into in or about September 2019, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in exchange for 5,999,999 Class A Shares, and we assumed all of the liabilities of Fisher-Wallace Laboratories, LLC, including, the Note. On November 17, 2022, we memorialized such loans by issuing Mr. Fisher a Promissory Note in the amount of $576,525. Pursuant to the Promissory Note, interest at a rate of 5% per annum commenced accruing on the principal amount of the Note on January 1, 2020, and the Note was due and payable at such times as funds are reasonably available to the company. On November 17, 2021, the Note was amended to provide that the Note shall be repaid in monthly installments of $20,000 commencing on April 1, 2022. On July 5, 2022, the Note was amended to extend the repayment commencement date to April 1, 2023. On March 31, 2025, the Note was converted into Class A Shares upon our mutual agreement with Mr. Fisher.

In December 2021, we engaged in an offering under Rule 4(1)(a) of the Securities Act, pursuant to which we sold 456,905 shares of Series Seed Preferred for $2.7358 per share or an aggregate offering price of $1,250,000, to SHUFL Venture Capital LTD. ("**SHUFL**"). Upon the closing of such offering, Simon Webster, the Chief Executive Officer of SHUFL, was appointed a director. Pursuant to the exercise of an option by the holders of Series Seed Preferred, in March 2022, we sold an additional 456,904 shares of Series Seed Preferred to SHUFL in exchange for $2.7358 per share or an aggregate offering price of $1,250,000. Pursuant to a Side Letter Agreement, we issued SHUFL an additional 19,918 shares of Series Seed Preferred, and in connection therewith, Amended our to Amended and Restated Certificate of Incorporation, to (a) increase the authorized number of shares of Preferred Stock and Series Seed Preferred, from 913,809 shares to 933,727 shares, and (b) decrease the Series Seed Conversion Price and Series Seed Original Issue Price from $2.7358 per share to 2.6774 per share.

In July 2022, SHUFL Venture Capital LTD., purchased $250,000 in Convertible Promissory Notes in connection with our offering pursuant to Rule 506(c). Simon Webster, a director at the time, is the Chief Executive Officer of SHUFL. The Note was convertible into Class A Shares, at a conversion price of $2.7358 per share. On January 4, 2023, SHUFL converted its Convertible Promissory Note into 98,691 shares of Class A Shares. Pursuant to an Investor Rights Agreement, SHUFL has the right to invest an amount equal to 20% of the principal amount of the Note, in the company's next non-crowdfunding equity financing, at a 25% discount to the offering price in such financing.

In October 2023, in exchange for $75,000, we issued a convertible promissory note to Simon Webster, a director at the time, in the principal amount of $75,000. The Note did not bear interest, however, we have agreed to pay Mr. Webster a $25,000 arrangement fee. On March 31, 2025, this convertible promissory note was converted into Class A Shares upon our mutual agreement with Mr. Webster.

In October 2023, in exchange for $100,000, we issued a convertible promissory note to Simon Webster, a director at the time, in the principal amount of $100,000. The Note did not bear interest, however, we have agreed to pay Mr. Webster a $20,000 arrangement fee. On March 31, 2025, this convertible promissory note was converted into Class A Shares upon our mutual agreement with Mr. Webster.

In August 2024, Mr. Webster resigned from his external directorships due to his role as Group CEO of Vistra, which included Mr. Webster resigning as a director of the Company.

During the year ended December 31, 2025, the Company reclassified 500,000 shares of Class A common stock into warrants as part of an equity restructuring arrangement. These warrants were issued in two equal tranches of 250,000 warrants each (September 2025 and October 2025), all to Kelly Roman, Chief Executive Officer. In connection with each tranche, Charles A. Fisher, Chairman, forfeited an equivalent number of Class A shares pursuant to a side letter dated September 10, 2025.

During the year ended December 31, 2025, the Company received capital contributions in the form of SAFE (Simple Agreement for Future Equity) instruments from its shareholders and related parties amounting to $463,332. These contributions were made to support the Company's working capital requirements and ongoing operations. The contributions have been recorded as an increase in additional paid-in capital in the accompanying balance sheet, as these SAFE instruments have not yet converted to equity. Upon a qualifying conversion event, applicable shares will be issued and amounts reclassified to equity.

OUR SECURITIES

Our authorized capital stock consists of 11,100,000 shares of common stock, par value $0.0001 per share, of which 7,100,000 shares are designated as "Class A Common Stock" (the "**Class A Shares**") and 4,000,000 shares are designated as "Class B Common Stock" (the "**Class B Shares,**" and sometimes together with the Class A Shares, the "**Common Stock**"), and 913,809 shares of Series Seed Preferred Stock (the "**Series Seed Preferred Stock**").

As of December 31, 2025, we had 5,971,315 Class A Shares outstanding, 1,845,115 Class B Shares outstanding, and 933,727 Series Seed Preferred Stock Shares outstanding. As of July 31, 2025, we also had outstanding options to purchase 266,015 Class B Shares, having an exercise prices of between $1.63 and $5.00 per share, a warrant to purchase 37,556 Class B Shares having an exercise price of $6.21 per share, and warrants to purchase 30,000 Class B Shares having an exercise price of $3.13 per share. We also have 715,881 shares of Common Stock reserved for issuance upon the exercise of stock options that may be granted in the future.

The rights of holders of our shares are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Class A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board, with the approval of the holders of the Class A Shares, and, and in certain instances, the approval of the holders of Class A Shares and Series Seed Preferred Stock, voting as separate classes, may amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock and Series Seed Preferred Stock.

Common Stock and Preferred Stock

Liquidation Preference

In the event of any liquidation or winding up of the company, or a merger, consolidation or sale of substantially all of the assets of the company (a "**Deemed Liquidation Event**"), the holders of Series Seed Preferred Stock shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Original Issue Price (as defined below) for each share of Series Seed Preferred Stock, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Shares immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the "**Series Seed Liquidation Amount**"). The "**Original Issue Price**" is currently, $2.6774, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Stock, and certain issuances of securities at below the Original Issue Price. See "Securities Being Offered – Anti-Dilution Protection" for a detailed discussion of these rights.

After the payment of the Series Seed Liquidation Amount to the holders of Series Seed Preferred Stock, the remaining assets of the company will be distributed ratably to the holders of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be automatically converted into Class A Shares at the then-applicable conversion rate (i) in the event that the holders of a majority of the Series Seed Preferred Stock consents to such conversion, or (ii) upon the closing of an underwritten public offering on a firm commitment basis, resulting in aggregate net proceeds to the company (after underwriting discounts and commissions) of not less than $20 million, based on a pre-money valuation of the company of not less than $50 million. The conversion price applicable to each share of Series Seed Preferred Stock equals the Original Issue Price, however, is subject to broad-based weighted average anti-dilution for certain future issuances of securities at an issuance price, or, with respect to convertible securities, having a conversion price, below the Original Issue Price. See "Securities Being Offered – Anti-Dilution Protection" for a detailed discussion of these rights.

Dividend Preference

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price; provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company, the dividend payable to the holders of Series Seed Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The right to receive dividends on shares of Series Seed Preferred Stock are not cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

Director Appointment Rights

The holders of record of Series Seed Preferred Stock, exclusively and as a separate class, are entitled to elect one (1) of the three directors of the company.

Protective Provisions

At any time when at least 25% of shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the company must obtain the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series Seed Preferred Stock, to among other things, liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation, effect an initial public offering, change the constituting documents of the company in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock, including, creating additional classes of stock that ranks senior or on par with the Series Seed Preferred Stock.

Preemptive Rights

The holders of Series Seed Preferred Stock have the preemptive right to participate in any future sales of securities by the company (subject to customary exclusions), on a pro rata basis based on such holder's ownership percentage of Common Stock of the company prior to such sales (on a fully diluted basis including any shares of Common Stock issuable or issued upon conversion of shares of Series Seed Preferred Stock and exercise of all authorized options).

Right of First Refusal

The Company first and the Investor second will have a pro rata right of first refusal with respect to any shares of Common Stock of the company, proposed to be transferred by any of the company's founding stockholders.

Tag-Along Rights

The holders of Series Seed Preferred Stock have a tag-along (co-sale) right with respect to the sale of any shares of Common Stock of the company, proposed to be transferred by Founding Stockholders, which would result in a change of control.

Registration Rights

The holders of Series Seed Preferred Stock are entitled to registration rights if and to the extent they are granted to any future stockholder.

Information Rights

Prior to a Qualified IPO, the company shall provide to the holders of Series Seed Preferred Stock: (i) unaudited annual financial statements within 120 days after the end of each fiscal year, (ii) unaudited quarterly financial statements within 45 days after the end of each of the first three fiscal quarters of each fiscal year,
(iii) management projections and budgets quarterly and annually one month prior to the start of each year. In addition each holder of Series Seed Preferred Stock has the right to inspect the company's properties, books and records**.**

Anti-Dilution Protection

Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, or $2.6774 per share (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation).

Convertible Notes

In February 2025, in exchange for $196,439 (not including the 3.5% investor processing fees that totaled $6,875.37), we issued convertible promissory notes to 133 participants in a Regulation Crowdfunding round through DealMaker Securities LLC (collectively, the "Reg CF Notes"). The Reg CF Notes bear simple interest at a rate of 10% per annum. The Reg CF Notes are convertible into Class B Shares with a 20% discount to the price per share in the next financing round. The Reg CF Notes mature in March 2027, unless otherwise converted in accordance with the terms therein.

The Company evaluates its convertible instruments for modification, extinguishment, or reclassification on an ongoing basis, including consideration of subsequent events.

Recent Offerings of Securities

In January 2024, we engaged in a DealMaker Regulation CF Offering, which sold 79,217 Class B Shares at $11.07 per share (inclusive of a 3.5% Investor Processing Fee), for an aggregate price of $469,069, including 36,845 bonus shares.

In March 2024, we engaged in a DealMaker Regulation CF Offering, which sold 68,663 Class B Shares at $11.11 per share (inclusive of a 3.5% Investor Processing Fee), for an aggregate price of $405,904, including 32,128 bonus shares.

In June 2024, we engaged in a DealMaker Regulation CF Offering, which sold 37,854 Class B Shares at $11.27 per share (inclusive of a 3.5% Investor Processing Fee), for an aggregate price of $237,729, including 16,804 bonus shares.

In September 2024, we engaged in a DealMaker Regulation CF Offering, which sold 49,006 at $11.30 per share (inclusive of a 3.5% Investor Processing Fee) for an aggregate price of $281,257.67, including 24,953 bonus shares.

In December 2024, we engaged in a DealMaker Regulation CF Offering, which sold 39,179 at $10.94 per share ($11.32 with the 3.5% processing fee) for an aggregate price of $217,433.65, including 19,976 bonus shares.

In February 2025, we engaged in a DealMaker Regulation CF Offering, which issued 133 convertible notes for an aggregate price of $203,314.37 (including the 3.5% processing fee).

In May 2025, we engaged in a Regulation D 506(c) Offering, which tentatively raised $92,820, with the proceeds allocated to the Company's operations. The final accounting for the raise has not yet been completed.

In November 2025, we engaged in a DealMaker Regulation CF Offering, which sold 58,100 at $10.96 per share ($11.35 with the 3.5% processing fee) for an aggregate price of $228,289.74, including 37,993 bonus shares.

In December 2025, we engaged in a DealMaker Regulation CF Offering, which sold 43,332 at $11.19 per share ($11.58 with the 3.5% processing fee) for an aggregate price of $195,231, including 58,332 bonus shares.

In January 2026, we engaged in a DealMaker Regulation CF Offering, which sold 11,215 at $11.21 per share ($11.60 with the 3.5% processing fee) for an aggregate price of $130,120.23. The number of bonus shares issued from that offering are still being calculated as of the filing of this Form C-AR.

Valuation

Fisher Wallace Laboratories' valuation is supported by an unusually long and capital-efficient development history: over 17 years, the company has built, iterated, and clinically evaluated a wearable brain stimulation platform across multiple trials and real-world evidence sets, including approximately 60,000 proof-of-concept device users, while establishing institutional relationships with Massachusetts General Hospital and the U.S. Department of Veterans Affairs. The company's asset base is further supported by

OAK's industrial design and engineering, a granted design patent, and pending utility patent claims. The platform is being developed for depression, anxiety, and insomnia, three of the most prevalent neuropsychiatric conditions, representing an aggregate U.S. patient population of approximately 100 million. As a relevant benchmark, NeuroPace, developer of the RNS System for epilepsy, has historically traded in the approximately $300–500 million valuation range with a more invasive modality and a narrower primary indication; Fisher Wallace is positioned around a non-invasive, home-use platform with broader potential indications and substantial accumulated real-world product experience.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2026.

FISHER WALLACE LABORATORIES, INC.

By: _Kelly Roman_

Kelly Roman, Chief Executive Officer

EXHIBIT A

FINANCIAL STATEMENT

Fisher Wallace Laboratories Inc.

Audited Financial Statements
As of and For The Year Ended December 31, 2025

(Expressed in United States Dollars)

Fisher Wallace Laboratories Inc.
Index To Financial Statements
December 31, 2025

Independent Auditor's Report

To: The Board of Directors
        Fisher Wallace Laboratories Inc.
        New York, NY

Opinion

We have audited the accompanying financial statements of Fisher Wallace Laboratories Inc. (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has incurred recurring losses from operations, has an accumulated deficit, negative cash flows from operating activities, and limited liquidity. In addition, the Company has not secured sufficient external financing to support its ongoing operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Management's plans regarding these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore there is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Arvind Modi, Certified Public Accountant

License No. 6411, State of North Dakota

Date: April 9, 2025

Fisher Wallace Laboratories Inc.
Statement of Financial Position

	(amounts in United States Dollars)	
As of December 31,	**2025**	**2024**
Cash and cash equivalents	48,142	41,626
Inventory	96,323	100,494
Prepaid and Other Current Assets	169	12,262
Total Current Assets	**144,634**	**154,382**
Non Current Assets	-	-
Total Assets	**144,634**	**154,382**
LIABILITIES & STOCKHOLDER'S EQUITIES		
Liabilities		
Current Liabilities		
Accounts Payable & Credit Cards Payable	1,783,660	1,669,390
Prior period expense creditors	105,323	-
Other Current Liabilities	591,311	596,721
Due to Related Party and Accrued Interest	-	720,656
Total Current Liabilities	**2,480,294**	**2,986,767**
Long Term Liabilities		
Deferred Revenue	693,612	705,582
Convertible Note and Accrued Interest	-	220,000
Total Long-Term Liabilities	**693,612**	**925,582**
Total Liabilities	**3,173,906**	**3,912,349**
Stockholder's Equity		
Class A Voting Common Stock, $0.0001 par, 7,100,000 shares authorized,6,052,826 and 5,971,315 shares issued and outstanding	605	597
Class B Non-Voting Common Stock, $0.0001 par, 4,000,000 shares authorized,2,086,253 and 1,940,430 shares issued and outstanding	209	194
Series Seed Preferred Stock, $0.0001 par, 933,727 shares authorized 933,727 shares issued and outstanding as of December 31, 2025	93	93
Additional Paid in Capital	14,633,829	12,562,943
Accumulated Deficit	(17,664,010)	(16,321,795)
Total Shareholder's Equity	**(3,029,274)**	**(3,757,968)**
Total Stockholder's Equity and Liabilities	**144,634**	**154,382**

The accompanying notes form an integral part of these financial statements.

Fisher Wallace Laboratories Inc.
Statement of Operations

	(amounts in United States Dollars)	
For Year ended, December 31	**2025**	**2024**
Revenue from operations	37,176	67,591
Less:- Discounts	(2,915)	(20,179)
Net Revenue from Operations	34,261	47,412
Cost of Revenue	5,049	3,012
Gross Profit	**29,212**	**44,400**
Operating Expenses		
Advertising & Marketing	18,009	30,705
General & Administrative	1,047,875	1,141,608
Research & Development	276,720	278,706
Total Operating Expenses	**1,342,604**	**1,451,019**
Operating Loss	(1,313,392)	(1,406,619)
Interest Expenses	(28,650)	(96,693)
Other Expenses	(173)	(76,589)
Prior period expenses	(105,323)	-
Loss before provision for income taxes	**(1,447,538)**	**(1,579,900)**
Provision for Income Taxes	-	-
Net Loss	**(1,447,538)**	**(1,579,900)**

The accompanying notes form an integral part of these financial statements.

Fisher Wallace Laboratories Inc.
Statement of Cash Flow

For Year ended December 31	(amounts in United States Dollars) 2025	2024
Cash flows from Operating Activities:		
Net income (loss)	(1,342,215)	(1,579,900)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Share-based compensation expenses		87,375
Changes in operating assets and liabilities:		
Inventory	4,171	(51,921)
Prepaid & Other Current Assets	12,093	(10,978)
Accounts Payable & Credit Cards Payable	114,270	(261,835)
Prior period expenses creditors	105,323	-
Other Current Liabilities	(5,410)	-
Accrued Expenses	-	28,825
Deferred Revenue	(11,970)	(16,279)
Due to Related Party and Accrued Interest	(720,656)	-
Convertible Note and Accrued Interest	(220,000)	-
Net cash provided by operating activities	**(2,064,394)**	**(1,804,713)**
Cash flows from Investing Activities:	-	-
Net cash provided by investing activities	**-**	**-**
Cash flows from Financing Activities:		
Proceeds from issuance of stock	2,070,909	1,462,768
Borrowing/ (Repayment) of Loans	-	72,410
Net cash provided by (used in) financing activities	**2,070,909**	**1,535,178**
Net increase in cash & cash equivalents	6,516	(269,535)
Cash & cash equivalents at the beginning of the period	41,626	311,160
Cash & cash equivalents at the end of the period	**48,142**	**41,626**

SUPPLEMENTAL DISCLOSURE ON CASH FLOW INFORMATION

Cash paid during the year for interest	31,107	67,868

The accompanying notes form an integral part of these financial statements.

Fisher Wallace Laboratories Inc.
Stockholders Equity - For year ended December 31, 2025

	Series Seed Preferred Stock		Class A Common Stock		Class B Common Stock		APIC	RE/ Accumulated Deficit	Shareholders' Equity
	Shares	$	Shares	$	Shares	$	$	$	$
Balance on December 31, 2023	**9,33,727**	**93**	**60,00,000**	**600**	**16,99,084**	**170**	**1,10,12,824**	**-1,47,41,895**	**-37,28,142**
CF Issuance of Class B common stock	-	-	-	-	2,12,661	21.27	14,84,138	-	14,84,159
Class A-B Share Swap	-	-	-28,625	-2.87	28,685	2.87		-	-
Offering costs	-	-	-	-	-	-	-2,55,892	-	-2,55,892
Cumulative Adjustment	-	-	-	-	-	-	2,34,452	-69,714	1,63,789
Par Value Adjustment	-	-	-	-	-	-	929	-	929
Net Income (loss)	-	-	-	-	-	-	-	-14,22,811	-14,22,811
Balance on December 31, 2024	**9,33,727**	**93**	**59,71,375**	**597**	**19,40,430**	**194**	**1,24,76,451**	**-1,62,34,420**	**-37,57,968**
CF Issuance of Class B common stock	-	-	-	-	1,45,823	14.58	5,89,472	-	5,89,486.58
Debt Conversion to Class A common stock	-	-	5,81,511	58	-	-	9,47,863	-	9,47,921.15
Class A transfer to Warrants	-	-	-5,00,000	-50	-	-	-	-	-50
Offering costs	-	-	-	-	-	-	-1,85,673	-	-1,85,673
SAFE Notes	-	-	-	-	-	-	1,78,206	-	1,78,206
Owner's Contribution	-	-	-	-	-	-	4,63,332	-	4,63,332
Prior-Year Adjustment	-	-	-	-	-	-	-1,07,271	17,948	-1,07,271
Prior-Year Adjustment	-	-	-	-	-	-	-	-	-
Net Income (loss)	-	-	-	-	-	-	-	-14,47,538	-13,42,215
Balance on December 31, 2025	**9,33,727**	**93**	**60,52,886**	**605**	**20,86,253**	**209**	**1,43,62,380**	**-1,76,64,010**	**-32,14,231**

The accompanying notes form an integral part of these financial statements.

Fisher Wallace Laboratories Inc.
Notes to the Financial Statements

1. CORPORATE INFORMATION

Fisher Wallace Laboratories Inc. (the "Company") is a corporation formed on August 23, 2019, in the State of Delaware. Fisher Wallace Laboratories LLC (the "LLC"), a Delaware limited liability company organized on December 29, 2006, under common ownership and control as the Company. In September 2019, the LLC Company merged with the Company in an acquisition transaction whereby the owners of the LLC Company agreed to exchange 100% of the interests in the LLC Company for 6,000,000 shares of Company's Class A Common Stock.

The LLC contributed substantially all of its assets including cash, accounts receivable, inventories, intangible assets, accounts payable and other obligations to the Company. The Company began its commercial operations with the contributed net assets of LLC in November 2019. The Company's headquarters are in New York, NY.

2. NATURE OF OPERATIONS

The Company manufactures (through a subcontractor in China) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety, and insomnia. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's Production of serotonin, beta-endorphin, and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes. The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by the Company, as well as to a handful of distributors. Most of the distributors are located in the US, there is one in Mexico and several are in Europe.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company's financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. Estimates and assumptions used by management include the useful life of property and equipment, allowance for uncollectible accounts and the determination of the grant date fair value of stock options.

Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis and certain financial and non-financial assets and liabilities at fair value on a non-recurring basis when a change in fair value or impairment is evidenced. Fair value is defined as the price received to sell an asset or paid to transfer a liability in the principal market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is estimated by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The categorization within the following three-level fair value hierarchy for our recurring and non-recurring fair value measurements is based upon the lowest level of input that is available and significant to the fair value measurement:

• Level 1 - Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.
• Level 2 - Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be market-corroborated.
• Level 3 - Unobservable inputs that cannot be directly corroborated by observable market data and that typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. Bank deposit accounts are insured by the Federal Deposit Insurance Corporation up to $ 250,000. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, the Company's cash balances did not exceed insured limits of $250,000.

Inventories

Inventories are stated at the lower cost or market and accounted for using the First In First Out (FIFO) method. As of December 31, 2025, the Company's inventory balances amounting to $ 96,323, consisted primarily of components for medical devices. The Company regularly evaluates inventory for possible impairment and estimates inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sales of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and Price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the consolidated statements of operations. The Company records no impairment and obsolescence reserves against its inventory balance as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when the customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its cranial electrotherapy stimulation device, the Fisher Wallace stimulator, which is FDA cleared for the treatment of depression, anxiety and insomnia

Deferred Revenue
The Company's contracts typically involve a single performance obligation — the sale and delivery of its products. When customers prepay for products that have not yet shipped, the Company records the unearned portion as deferred revenue. Deferred revenue is classified as a current liability when performance is expected within one year.

As of December 31, 2025, and 2024, the Company recorded deferred revenue of $693,612 and $705,582, respectively. Deferred revenue primarily relates to customer prepayments for products that had not yet been shipped as of the balance sheet date.

During the year ended December 31, 2025, the Company recognized $11,970 of revenue that was included in deferred revenue balance at the beginning of the year, on January 1, 2025. The Company expects to satisfy its remaining performance obligations associated with deferred revenue within the next 12 months.

Advertising and Promotion
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $18,009 and $30,705 respectively.

Recently Issued and Adopted Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

Convertible Notes
The Company accounts for convertible notes payable in accordance with ASC 470-20, Debt with Conversion and Other Options. Convertible notes are recorded as liabilities at the time of issuance based on the proceeds received. The Company evaluates whether the conversion feature requires separate accounting as either a derivative under ASC 815 or as a beneficial conversion feature (BCF). If neither condition is met, the entire instrument is recorded as a liability with no allocation to equity.

At the onset of 2025, Simon Webster held two convertible notes with an aggregate principal of $175,000 – plus arrangement fees of $45,000 – and $220,000 in total. The convertible notes were converted to equity on March 31, 2025.

As of December 31, 2025, the Company's outstanding convertible notes contain a conversion feature that allows for conversion into preferred equity upon the occurrence of qualified financing, subject to a discount to the next round's price or valuation cap. The conversion feature was assessed and determined to be "not in the money" as of the balance sheet date. Accordingly, the notes do not contain a material beneficial conversion feature and do not meet the criteria for bifurcation as a derivative. As a result, the full balance is classified as a liability, and no portion has been recorded in equity or as a derivative liability.

On March 12, 2025, through a Regulation CF offering, the Company raised $196,439 (not including the 3.5% investor processing fees that totaled $6,875.37). Investors executed convertible notes with the Company, which would convert to Class B Common Stock upon the occurrence of a future qualified financing. The notes accrue ten percent (10%) interest per annum and would convert with a twenty percent (20%) discount based on the pricing of the future qualified financing.

The Company evaluates its convertible instruments for modification, extinguishment, or reclassification on an ongoing basis, including consideration of subsequent events.

Equity Issuance Costs: Equity issuance costs are directly attributable to the issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with the issuance of equity securities.

The Company issued convertible notes to various lenders. Each note will be convertible into Conversion Shares pursuant to the following events:

- *Next Equity Financing Conversion.* The principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. Notwithstanding the foregoing, the Company may, at its option, pay any unpaid accrued interest on each Note in cash at the time of conversion. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under each converting Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the holder of each Note in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of each Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

- *Corporate Transaction Conversion.* In the event of a Corporate Transaction prior to the conversion of a Note pursuant to Next Equity Financing Conversion or Maturity Conversion or the repayment of such Note, at the closing of such Corporate Transaction, the holder of each Note may elect that either: (a) the Company will pay the holder of such Note an amount equal to the sum of (x) all accrued and unpaid interest due on such Note and (y) the outstanding principal balance of such Note; or (b) such Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price.

- *Maturity Conversion.* At any time on or after the Maturity Date, at the election of the Requisite Noteholders, each Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

The estimated fair value of the convertible notes approximated the carrying value due to their short maturity and fixed conversion terms.

These notes are classified as liabilities in accordance with ASC 480 due to variable-share settlement obligations and are measured at amortized cost.

Details of Convertible Notes:

	($)	($)
	2025	**2024**
Convertible Note 1- $100,000	0	100,000
Convertible Note 2-$ 75,000	0	75,000
Fixed Interest Fee	0	45,000
Total Notes Payable	**0**	**220,000**

Cost of Goods Sold

Cost of Goods Sold includes the cost of stimulates, batteries, accessories and spare parts, device bags, labels, strap materials, transportation from the manufacturer including tariffs, and mandated device testing.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the policy is to record the largest amount of tax benefit that is more likely than not be realized upon ultimate settlement with a taxing authority that has full l‹now1edpe of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced and available tax benefits not expected to be realized in the immediate future.

From its inception until September 2019, the Company was subject to taxation as a limited liability company and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of Federal or state income taxes for the Company has been provided for in the consolidated financial statements during that period.

For the period after the September 2019 conversion, the Company was taxed as a corporation. The Company pays Federal and State income taxes at rates of approximately 21% and 6.5% respectively and has used an effective blended rate of 26% to derive at deferred tax assets. Due to uncertainty regarding the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward, the Company has recorded a full valuation allowance to reduce the deferred tax assets to zero. As a result, the Company's net effective tax rate was 0% for the years ended December 31, 2025.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $17,664,010. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company files US federal and state income tax returns. All tax periods from inception remain open to examination by the taxing jurisdiction to which the Company is subject to.

4. **GOING CONCERN**

The Company has a net loss of $1,447,538 an accumulated deficit of $17,664,010, an operating cash flow loss of $1,879,436, negative shareholder's equity of $3,214,231 and liquid assets in cash of $48,142. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficiently to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. The Company has completed its 510(k)-clearance application for its next generation tACS device and the Company completed its 510(k)-clearance application, with submission anticipated in April 2026, and FDA clearance expected in Summer 2026, subject to the standard 90 business day FDA review clock. Receipt of clearance will enable the Company to commercialize the FW-200, its second-generation research device, and subsequently transition to OAK, a consumer-grade version of the same underlying technology developed in collaboration with the design and engineering teams responsible for Beats by Dre and the Nest thermostat. In advance of clearance, the Company's FW-200 device is currently deployed in a feasibility study at the Birmingham VA Health Care System, U.S. Department of Veterans Affairs — the nation's largest integrated health system, serving over five million veterans, of whom an estimated 1.5 to 2 million receive some form of mental health treatment. The Company views its inclusion in this study as a meaningful indicator of initial product-institution fit, given the VA's rigorous evaluation standards, and notes that anxiety — one of the Company's primary treatment indications — is among the most prevalent conditions treated within the VA system. FDA clearance is expected to position the Company to pursue institutional equity financing that would provide capital sufficient to fund operations and scale commercial activities. In the interim, the Company has continued to fund its operations through equity crowdfunding campaigns conducted under Regulation CF, which have provided disbursements sufficient to sustain operations since the Company ceased sales of its first-generation device demonstrating management's ability to maintain the enterprise through a deliberate product transition.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 7,100,000 shares of Class A Common Stock with a par value of $0.0001. As of December 31, 2025, 6,052,826 shares of Class A Common Stock have been issued and are outstanding (5,971,315 as of December 31, 2024).

Class B Common Stock:

The Company is authorized to issue 4,000,000 shares of Class B Common Stock with a par value of $0.0001.   As of December 31, 2025, 2,086,253 shares of Class B Common Stock have been issued and are outstanding (1,940,430 as of December 31, 2024).

Series Seed Preferred Stock:

The Company is authorized to issue 933,727 shares of Series Seed Preferred Stock with a $0.0001 par value. Preferred stockholders are entitled to liquidation preferences over common stockholders and also have certain voting and protective rights. Upon a liquidation event, preferred stockholders are entitled to receive an amount per share equal to the greater of (i) the Series Seed Original Issue Price plus any dividend declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted to Common Stock, before any distribution to common stockholders.

As of December 31, 2025, and December 31, 2024, 933,727 shares of Series Seed Preferred Stock have been issued and are outstanding.

Capital Contribution — SAFE Instruments

During the year ended December 31, 2025, the Company received capital contributions in the form of SAFE (Simple Agreement for Future Equity) instruments from its shareholders and related parties amounting to $463,332.

These contributions were made to support the Company's working capital requirements and ongoing operations. The contributions have been recorded as an increase in additional paid-in capital in the accompanying balance sheet, as these SAFE instruments have not yet converted to equity. Upon a qualifying conversion event, applicable shares will be issued and amounts reclassified to equity.

Warrants

During the year ended December 31, 2025, the Company reclassified 500,000 shares of Class A common stock into warrants as part of an equity restructuring arrangement. These warrants were issued in two equal tranches of 250,000 warrants each (September 2025 and October 2025), all to Kelly Roman, Chief Executive Officer. In connection with each tranche, Charles A. Fisher, Chairman, forfeited an equivalent number of Class A shares pursuant to a side letter dated September 10, 2025.

APIC

2025 Additional Paid-in Capital reflects the conversion of $175,000 in convertible notes (plus $45,000 in arrangement fees) to equity, evidenced by the Simon Webster CN Conversion FINAL agreement dated March 31, 2025, as well as the conversion of $576,525 in a promissory note (plus $140,529.71 in accrued interest) to equity, evidenced by the Promissory Note Conversion Agreement – FWL & Chip Fisher FINAL dated March 31, 2025.

6. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist primarily of prepaid expenses, account payables refer to trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Other Current Liabilities

Other current liabilities as of December 31, 2025, and 2024 are as follows:

As of December 31,	2025	2024
Shopify Capital Advance	423,797	429,207
Facebook	167,514	167,514
Total	**591,311**	**596,721**

7. RELATED PARTY TRANSACTIONS

The Company identifies and discloses related party transactions in accordance with ASC 850 – Related Party Disclosures. Related parties generally include key management personnel, significant shareholders, board members, and entities under common control.

The Company converted the principal and interest of a promissory note with Charles Fisher totaling $720,656 into Class A Common Stock on March 31, 2025.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has no long-term leases in place, and all lease terms are on a short-term basis. Rent expenses were in the amount of $86,211 and $82,294 as of December 31, 2025, and December 31, 2024, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

9. LITIGATIONS AND CLAIMS

Since 2022, the Company has disputed $1,223,030 in digital advertising invoices from a vendor, with the Company citing material misrepresentations in the digital campaigns' performances. The Company and vendor have sought a reasonable settlement, though no such agreement has been reached. The vendor has not pursued legal action to date, but the Company remains prepared to defend itself and assert counterclaims if proceedings are initiated.

The Company received a demand letter in February 2025 for $332,462.50 plus $23,549.43 in accrued interest related to studies that were ultimately not conducted. The terms of the agreement required the return of any funds given for studies that were not ultimately conducted. We intend to contest the invoice entirely if the provider takes legal action; however, we will negotiate a reasonable settlement if necessary. If a proceeding is commenced, we intend to vigorously defend ourselves. There has been no communications between the parties since April 2025.

As of the date of this report, no accounting entries have been made to recognize this charge or any potential liability in the financial statements due to the ongoing dispute.

10. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after December 31, 2025, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were available to be issued, the following material subsequent events have occurred between January 1, 2026, and March 31, 2026:

- February 20, 2026: Reg CF offering closed raising $130,120.23 in Class B Common Stock .
- March 1, 2026: Dr. David Shulkin granted options for 12,540 Class B Common Stock vesting over 2026.
- March 20, 2026: SAFE of $143,000.00 closed with Kelly Roman.